SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE
ACT OF 1934

CINCOR PHARMA, INC.
(Name of Subject Company (Issuer))
CINNAMON ACQUISITION, INC.
a wholly owned subsidiary of
ASTRAZENECA FINANCE AND HOLDINGS INC.
a wholly owned subsidiary of
ASTRAZENECA PLC
(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)
17240Y109
(CUSIP Number of Class of Securities (Underlying Common Stock))
Adrian Kemp
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
Telephone: +44 20 3749 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Michael J. Riella, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662 6000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of CinCor Pharma, Inc., a Delaware corporation (“CinCor”), in exchange for (i) $26.00 per Share in cash (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”), on or prior to December 31, 2033 (the Closing Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger dated as of January 8, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among CinCor, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is CinCor Pharma, Inc., a Delaware corporation. CinCor’s principal executive offices are located at 230 Third Avenue, 6th Floor, Waltham, MA 02451. CinCor’s telephone number is (513) 800-2585.
(b)   This Schedule TO relates to the outstanding Shares. CinCor has advised AstraZeneca, Parent and Purchaser that, as of January 17, 2023: (i) 43,783,800 shares of CinCor common stock were issued and outstanding (including 19,607 restricted shares of CinCor common stock), (ii) 2,845,829 shares of CinCor common stock were subject to outstanding CinCor stock options, (iii) 40,512 shares of CinCor common stock were subject to outstanding CinCor restricted stock unit awards, and (iv) warrants exercisable for up to 2,600,000 shares of CinCor common stock were outstanding.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c)   This Schedule TO is filed by Purchaser, Parent and AstraZeneca. The information set forth in Section 8 (entitled “Certain Information Concerning AstraZeneca, Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

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Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 4 — “Withdrawal Rights”

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Section 5 — “Material U.S. Federal Income Tax Consequences”

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Section 11 — “The Merger Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for CinCor”

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Section 13 — “Certain Effects of the Offer”

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Section 15 — “Conditions of the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

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Section 17 — “Appraisal Rights”

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Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

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the “Summary Term Sheet”

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Section 8 — “Certain Information Concerning AstraZeneca, Parent and Purchaser”

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with CinCor”

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Section 11 — “The Merger Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for CinCor”

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Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Introduction”

•
the “Summary Term Sheet”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with CinCor”

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Section 11 — “The Merger Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for CinCor”

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Section 13 — “Certain Effects of the Offer”

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Section 14 — “Dividends and Distributions”

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Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•
the “Summary Term Sheet”

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Section 9 — “Source and Amount of Funds”

Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Purchaser”

•
Section 11 — “The Merger Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for CinCor”

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Schedule I

(b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning AstraZeneca, Parent and Purchaser”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with CinCor”

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Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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Section 8 — “Certain Information Concerning AstraZeneca, Parent and Purchaser”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with CinCor”

•
Section 11 — “The Merger Agreement; Other Agreements”

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Section 12 — “Purpose of the Offer; Plans for CinCor”

(a)(2)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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Section 12 — “Purpose of the Offer; Plans for CinCor”

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Section 15 — “Conditions of the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

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Section 15 — “Conditions of the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 13 — “Certain Effects of the Offer”

(a)(5)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated January 23, 2023.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement dated January 23, 2023.*
(a)(1)(F)	Press release issued by AstraZeneca PLC, dated January 23, 2023.*
(a)(5)(A)	Press release issued by AstraZeneca PLC, dated January 9, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on January 9, 2023).
(a)(5)(B)	Social media posts, dated January 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on January 9, 2023).
(a)(5)(C)	Presentation at the J.P. Morgan Healthcare Conference, dated January 9, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by AstraZeneca PLC with the SEC on January 9, 2023).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated January 8, 2023, among CinCor Pharma, Inc., AstraZeneca Finance and Holdings Inc. and Cinnamon Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CinCor Pharma, Inc. on January 9, 2023).**
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit B of Exhibit 2.1 in the Current Report on Form 8-K filed by CinCor Pharma, Inc. on January 9, 2023).
(d)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit E of Exhibit 2.1 in the Current Report on Form 8-K filed by CinCor Pharma, Inc. on January 9, 2023).
(d)(4)	Reciprocal Confidentiality Agreement dated May 10, 2021, between AstraZeneca Pharmaceuticals LP and CinCor Pharma, Inc.*
(d)(5)	Amendment No. 1 to Reciprocal Confidentiality Agreement dated September 27, 2022, between AstraZeneca Pharmaceuticals LP and CinCor Pharma, Inc.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

**
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 23, 2023	ASTRAZENECA PLC
/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary
ASTRAZENECA FINANCE AND HOLDINGS INC.
/s/ David White
Name: David White
Title: Treasurer
CINNAMON ACQUISITION, INC.
/s/ David White
Name: David White
Title: Treasurer